Mail Stop 3561

April 4, 2008

Steven L. Ortega
Chief Financial Officer
Leslie's Poolmart, Inc.
3925 E. Broadway Road, Suite 100
Phoenix, AZ 85040

      RE: Leslie's Poolmart, Inc.
              Form 10-K for September 29, 2007 filed December 17, 2007
              File No. 0-18741

Dear Mr. Ortega:

      We have completed our review of your Form 10-K and have no further comments at this time.

                    Sincerely,

                    James Allegretto
                    Senior Assistant Chief Accountant